July 1, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attn:	Joyce Sweeney, Sr. Staff Accountant
Christine Dietz, Sr. Staff Accountant Matthew Derby, Staff Attorney Kathleen Krebs, Special Counsel

Re:	Vemanti Group, Inc.
Amendment No. 3 to Registration Statement on Form 10-12G Filed June 7, 2021 File No. 000-56266

Dear Ms. Sweeney:

On behalf of Vemanti Group, Inc., a Nevada corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) an amended registration statement on Form 10/A (the “Amended Form 10”) in response to the comments of the staff (the “Staff”), dated June 23, 2021, with reference to the Company’s Registration Statement on Form 10-12G filed with the Commission on June 7, 2021.

Business

Our Growth Strategies, page 6

1.

We note your response to prior comment 1. Please revise your disclosure to clarify how the company intends to operate within the cryptocurrency and/or blockchain sector. As non-exclusive examples, discuss whether the company intends to utilize existing blockchain technology, hold or facilitate the transfer of cryptocurrencies or participate in initial coin offerings. Furthermore, we note you purchased cryptocurrencies in the quarter ended March 31, 2021. Identify the cryptocurrencies and your storage and custodial practices.

Response: The Amended Form 10 contains further disclosure to clarify how the Company intends to operate within the cryptocurrency and/or blockchain sector. The information regarding the cryptocurrencies the Company purchased in the quarter ended March 31, 2021 is also provided in the Amended Form 10 as requested by the Staff.

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

500 Fifth Avenue, Suite 938, New York 10110

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

July 1, 2021

Risk Factors, page 7

2.

Please provide risk factor disclosure regarding the potential, as a result of your future growth strategy to invest in early-stage companies, for the company to be considered an investment company as defined in Section 3(a)(1) of the Investment Company Act of 1940. To provide context, disclose the current value of the company's investment securities (i.e., the value of your investment in Fvndit) as a percentage of your total assets.

Response: A risk factor regarding the Company’s future growth strategy to invest in early stage growth companies has been added to the Amended Form 10 in accordance with the comments of the Staff.

Directors and Executive Officers, page 10

3.	You disclose on page F-26 that Tan Tran resigned as an Officer and Director of Fvndit on March 16, 2021. Please include Mr. Tran's tenure with Fvndit in the description of his business experience.

Response: The Amended Form 10 has been revised in accordance with the comments of the Staff.

Security Ownership of Certain Beneficial Owners and Management, page 28

4.

We note your response to prior comment 5. Please revise the table to add a column that reflects the percentage of total voting power held by each person or entity by combining the number of votes they are entitled to from their holdings of all classes of voting stock.

Response: The Amended Form 10 has been revised in accordance with the comments of the Staff.

Certain Relationships and Related Transactions, and Director Independence, page 32

5.

Please disclose Tan Tran's affiliation with Fvndit, including serving as an Officer and Director of Fvndit until March 16, 2021. In addition, disclose whether Tan Tran is affiliated with Thomas Duc Tran, who was appointed as Chairman, CEO, President, Secretary, and Treasurer of Fvndit on the same day Tan Tran resigned.

Response: The Amended Form 10 has been revised to disclose that Mr. Tan Tran is not affiliated with Thomas Duc Tran.

We hope the Amended Form 10 addresses the comments of the Commission. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely, THE CRONE LAW GROUP P.C.

By:	/s/ C. R. Olson
C.R. Olson

cc: Tan Tran

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

500 Fifth Avenue, Suite 938, New York 10110

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com